July 26, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Jim Rosenberg
               Senior Assistant Chief Accountant

Re: Neurogen Corporation
      Form 10-K for the fiscal year ended December 31, 2004
      File No. 000-18311

Dear Mr. Rosenberg:

On behalf of Neurogen Corporation ("Neurogen" or "the Company"), I am writing in response to the comment set forth in your letter dated July 7, 2005 addressed to Mr. Stephen R. Davis (the "Comment Letter"). The comment made in your letter and the Company’s response thereto are set forth below.

Comment:
Consolidated Statements of Operations, page 29

Please tell us your basis for recording subsequent annual license maintenance payments over the remaining duration of the research program under the collaboration. Please specifically address the provisions of EITF Issue No. 00-21 and SAB 101, as amended by SAB 104.

Response:

The Collaborative and License Agreement (the "Agreement") between the Company and Merck Sharp & Dohme Limited ("Merck") which became effective on December 29, 2003 ("Effective Date"), provides for the payment to Neurogen of license fees of (a) $15 million within 15 days of the Effective Date (which was paid), (b) $2.5 million on the first anniversary (which was received in December 2004) and (c) additional amounts on each of the second and third anniversaries of the Effective Date. The amounts of the payments to be made on the second and third anniversaries of the Effective Date are the subject of confidential treatment granted by the Staff pursuant to the letter of September 13, 2004. Please see the unredacted version of our agreement, which was submitted in connection with such request, for the amount of these second and third anniversary payments.

The Company, in its discussion of the revenue recognition method for such license fees in the Form 10-K for 2004, described the anniversary license payments as "annual license maintenance payments." The Company believes that the license fees can be more precisely described in its future filings as "anniversary license fees" as they are not related to any maintenance services but reflect structured payment terms for the licenses granted under the Agreement.

In considering the appropriate revenue recognition method for these license fees, Neurogen applied the guidance in EITF Issue No. 00-21 (paragraphs 8 and 9, and Example 6) and concluded that the initial license transfer and the research and development services to be provided by the Company (the two deliverables under the Agreement) should be accounted for as a single unit of accounting based on the determination that the license transfer does not have standalone value but on a combined basis, these deliverables do (as discussed in Note 1 of the Company’s Form 10-K for 2004).

In addition, the Company considered the following guidance in SAB 104 (Topic 13.A.3.f, Question 1): "…up-front fees, even if non-refundable, are earned as the products and/or services are delivered and/or performed over the term of the arrangement or the expected period of performance and generally should be deferred and recognized systematically over the periods that the fees are earned." Since Merck has the right to extend the initial three year term of the research program by up to two one-year terms, Neurogen concluded that the relevant expected performance period is five years. Therefore, consistent with the guidance cited here, Neurogen has determined that the initial and anniversary license payments are earned over the entire five-year expected performance period of the research program under the Agreement, subject to consideration of the extended payment terms.

Since the anniversary license fee payments extend beyond 12 months, the Company also considered the "fixed or determinable" criteria in SAB 104. SAB 104 (footnote 5) and SOP 97-2 (paragraphs 27 through 29) discuss the application of the fixed and determinable criteria in situations where extended payment terms exist and the risk of technological change and obsolescence is high. Specifically, SOP 97-2 (paragraph 28) states that "any extended payment terms…may indicate that the fee is not fixed or determinable" and further, if the payment is not due until "more than 12 months after delivery, the licensing fee should be presumed not to be fixed and determinable." Consistent with this guidance, the Company concluded that revenue recognition of the anniversary license fees could not begin until each payment was due. Thus the Company concluded that revenue from the license fees should be recognized as follows: the initial license fee over the expected five-year performance period, and each anniversary license payment over the period commencing from the respective anniversary dates (i.e. due dates) through the remaining duration of the performance period (ending December 29, 2008).

The Company acknowledges the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses in this letter, please do not hesitate to contact the undersigned at (203) 315-3082.

Very truly yours,

NEUROGEN CORPORATION

By: /s/ LAI FOON LEE
Lai Foon Lee
Vice President, Finance

cc:	Robert B. Williams, Esq.
Milbank, Tweed, Hadley & McCloy llp
1 Chase Manhattan Plaza
New York, NY 10005